BTHC XV, INC.

January 3, 2011

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  John Reynolds, Assistant Director

Re:	BTHC XV, Inc. Current Report on Form 8-K, filed November 4, 2010 File No. 0-52808

Dear Mr. Reynolds:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated December 1, 2010 (the “Comment Letter”), addressed to Zhang Shanjiu, the Chairman, President and Chief Executive Officer of BTHC XV, Inc. (“we”, “our”, “us,” “BTHC” or the “Company”).  The Staff issued the Comment Letter in connection with our filing on November 4, 2010 of our Current Report on Form 8-K.  On December 6, 2010, we filed Amendment No. 1 to the Current Report on Form 8-K to include Form 10-Q disclosure information for the quarter ended September 30, 2010 of Long Fortune Valley Tourism International Limited, a Cayman Islands Company (“Long Fortune”), with which we consummated a share exchange transaction on October 18, 2010 (the “Share Exchange”).

References in this response letter to the “Form 8-K,” unless the context requires otherwise, are to our Amendment No. 2 to the Current Report on Form 8-K (File No. 0-52808), which we filed with the Commission separately via EDGAR today.  In order to facilitate your review, each of the Staff’s comments, reproduced below, is followed by our response to such comment.  Page number references contained in the responses below are to the amended Form 8-K.  For the convenience of the Staff, we are enclosing in a Federal Express package four clean and marked copies of the Form 8-K.  The clean copies are from the EDGAR proof, and the marked copies are marked to show changes made to our initial filing of the Form 8-K.  Kindly note the changes include modifications made in response to the comment letter and include certain other clarifying information and to correct typographical and grammatical errors.

c/o Underground Grand Canyon
Linyi City, Yishui County, Shandong Province
People’s Republic of China  276400

John Reynolds, Assistant Director
January 3, 2011

Corporate History, page 5

1. Please expand the discussion to clarify whether the role of Halter Financial Group, Inc. and whether there was a relationship with Ballantrae prior to the bankruptcy.

RESPONSE: On March 28, 2003, Ballantrae Healthcare LLC and affiliated entities, including the predecessor to the Company (“Ballantrae”), filed a petition for reorganization under Chapter 11 of the United States Bankruptcy Code.  On November 29, 2004, the bankruptcy court approved the First Amended Joint Plan of Reorganization (the “Plan”), as presented by Ballantrae, its affiliates and their creditors.  Halter Financial Group, Inc. (“HFG”) was allowed by the bankruptcy court to act as lender to Ballantrae and participated with Ballantrae and its creditors in structuring the Plan.  As part of the Plan, HFG provided $76,500 to be used to pay professional fees associated with the Plan confirmation process.  HFG was granted an option to be repaid through the issuance of equity securities in 17 of the reorganized Ballantrae entities, including BTHC.  HFG exercised the option, and as provided in the Plan, 70% of BTHC’s outstanding common stock, or 350,000 shares, were issued to HFG, in satisfaction of HFG’s administrative claims.  The remaining 30% of BTHC’s outstanding common stock, or 150,000 shares, were issued to 497 holders of administrative and tax claims and unsecured debt.  The 500,000 shares were issued pursuant to Section 1145 of the Bankruptcy Code.  Prior to the bankruptcy filing by Ballantrae, HFG did not have any relationship with Ballantrae.  Please refer to the disclosure on pages 5 and 6 of the Form 8-K for information regarding Ballantrae and HFG.

Business Overview

2. Please provide a more detailed discussion of the transaction(s) that resulted in the current structure of the company, which appeared to occur in 2009.  Also, please discuss the 2007 reduction in registered capital and reduction in the number of shareholders, as mentioned on page 68.  See Item 101(h)(3) of Regulation S-K.

RESPONSE: The disclosure on pages 6 and 7 of the Form 8-K has been revised to read as follows to describe how the current corporate structure came to existence and to provide information regarding the transactions that occurred to create the current corporate structure.

“Through the Share Exchange, BTHC acquired Long Fortune, a Cayman Islands company that was established on December 9, 2009.  Since inception, Long Fortune has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of Rich Valley.

John Reynolds, Assistant Director
January 3, 2011

Rich Valley is a British Virgin Islands company that was established by Long Fortune on December 9, 2009 as a wholly-owned subsidiary.  Since inception, Rich Valley has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of LFHK.

LFHK is a Hong Kong company that was established by Rich Valley on December 22, 2009 as a wholly owned subsidiary.  Since inception, LFHK has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of Longkong.  Longkong is a cave tourism development and management company that presently operates the “Underground Grand Canyon” located in Linyi City, Yishui County, Shandong Province, China.

Longkong is a limited liability company that was organized in the PRC on March 15, 2004 as Shandong Di Xia Da Xia Gu Nu You Kai Fa Co Ltd. (“Shandong Di Xia”) with an initial registered capital of approximately $2.4 million, which was 79.2% owned by Zhang Shanjiu and 20.8% owned by Zhang Qian, Zhang Shanjiu’s daughter.  On August 25, 2004, the registered capital of Shandong Di Xia was increased to approximately $3.8 million, which resulted in an increase in the number of shareholders from two to fifteen.  After the increase in registered capital, Zhang Shanjiu, Zhang Qian, Chen Rongxia, Zhang Shanjiu’s wife, and Yu Xinbo owned 56.60%, 15.72%, 6.92% and 5.66% of Shandong Di Xia, respectively.

Until September 2004, Shandong Di Xia invested in Yishui Underground Fluorescent Lake Travel Development Co., Ltd., Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. and Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd., thereby becoming the parent entity of each company and forming a PRC enterprise group of tourism companies.  Longkong was then known as Shandong Long Kong Tourism Group Co. Ltd. (“Long Kong Tourism Group”).

In September 2007, the shareholders of Long Kong Tourism Group entered into several equity transfer transactions that resulted in the reduction in the number of shareholders from fifteen to six.  After the equity transfers, Zhang Shanjiu, Zhang Qian, Chen Rongxia and Yu Xinbo owned 21.26%, 59.87%, 1.13% and 2.52% of Long Kong Tourism Group, respectively.

On October 10, 2007, the shareholders agreed to a decrease in Long Kong Tourism Group’s registered capital to approximately $3.2 million, which ultimately resulted in Zhang Qian and Li Hongwei being cashed out as shareholders.  After the decrease in registered capital, Zhang Shanjiu, Chen Rongxia and Yu Xinbo owned 84.5%, 4.5% and 10% of Long Kong Tourism Group, respectively.

John Reynolds, Assistant Director
January 3, 2011

On December 17, 2007, largely in part due to the rarity of a group of companies such as the Long Kong Tourism Group in the PRC, Long Kong Tourism Group’s management decided to sell its majority interest in its three subsidiaries to the minority shareholders in each company in order to focus on its core business.  In that process, Long Kong Tourism Group changed its name to Longkong’s present name.  Long Kong Tourism Group’s interest in Yishui Underground Fluorescent Lake Travel Development Co. Ltd. was sold to Zhang Qian, Zhang Shanjiu’s daughter, for approximately $1.8 million.  Long Kong Tourism Group’s interest in Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. was sold to Li Hongwei, a former shareholder and employee of the predecessor to Long Kong Tourism Group, for approximately $274,000.  Long Kong Tourism Group’s interest in Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd. was sold to Zhang Shanshuang, Zhang Shanjiu’s brother, for approximately $27,000.

On March 10, 2008, the four remaining shareholders of Longkong transferred their shares to Longong Travel Limited, a United Kingdom company (“Longong”), for approximately $2.0 million.  Longong was a company that was established by the four remaining shareholders of Longkong and each shareholder’s ownership percentage in Longong was the same as such shareholder’s ownership percentage in Longkong prior to the transaction.

On November 12, 2008, Longong sold 100% of the equity interests in Longkong to Long Fortune Valley Limited, a company organized under the laws of Gibraltar (“Fortune Valley”), for $1.  Fortune Valley was a company that was established by Zhang Shanjiu.  On December 29, 2009, Fortune Valley sold 100% of the equity interests in Longkong to LFHK for $1.”

3. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition.

RESPONSE: We have added the following disclosure under the caption “Competition” on page 26 of the Form 8-K in response to the Staff’s comment:

“Competition

Our Underground Grand Canyon tourist destination competes with other national geological parks and with other types of recreational and tourist activities.  Accordingly, our business is and will continue to be subject to factors that generally affect the recreation and leisure industries, such as general economic conditions, including relative fuel prices, and changes in consumer tastes and spending habits.  See “Risk Factors.”  The principal factors affecting tourist destination competition include location, price, the uniqueness and perceived quality of the entertainment attractions within a particular tourist destination and the atmosphere and cleanliness of the tourist destination.

John Reynolds, Assistant Director
January 3, 2011

Our principal competitors include Zhang Jia Jie Huang Rong Dong, Beijing Shi Hua Dong and Yi Yuen Rong Dong.”

4. Please add disclosure regarding description of properties, as required by Item 102 of Regulation S-K.

RESPONSE: The following disclosure has been added under “Property and Land Use Rights” on page 19 of the Form 8-K to expand the description of our properties.

“We operate our business out of an office of approximately 1,700 square meters (approximately 18,300 square feet) located on the premises of the Underground Grand Canyon.  We do not own or lease any other properties or space for the operation of our business or otherwise.”

5. We note you enter into cooperation agreements with numerous domestic travel agencies throughout China to ensure a steady flow of visitors to the Underground Grand Canyon.  Please provide us with the terms and conditions of such agreements along with a courtesy copy of a standard agreement.  In addition, please provide us with your analysis of the accounting implications of such agreements, if any.

RESPONSE: We enter into cooperation agreements with numerous travel agencies (approximately 1,100) throughout China in an effort to increase the likelihood that we will have a regular flow of visitors to the Underground Grand Canyon.  The typical cooperation agreement provides that the customers of the travel agency, referred to generally as a visitor or a tourist, will receive a discounted admission ticket price to the Underground Grand Canyon, as well as discounted prices to our entertainment attractions in and around the Underground Grand Canyon.  The discounted prices are offered to the visitors only if a specific number of tourists visit the Underground Grand Canyon at any one time from the travel agency, generally 10 or more tourists.  Prior to the visitors’ arrival at the Underground Grand Canyon, the travel agency is required to notify us with the total number of visitors to be expected, which we confirm by a head count upon arrival.  In addition to the discounted prices offered to the tourists from a travel agency, commencing on January 1, 2010, we also began to offer a return to the travel agency based on the number of total tourists the travel agency brings to the Underground Grand Canyon over the term of the agreement (generally one year).  The return is accumulated over the term of the agreement and paid to the travel agencies at the end of the term.  The return is recorded as a component of Costs and Expenses in Long Fortune’s

John Reynolds, Assistant Director
January 3, 2011

consolidated Statements of Operations with a corresponding accrued liability recorded in Long Fortune’s consolidated Balance Sheets.  The travel agents do not guarantee to us a certain number of visitors per year nor a certain amount of revenue to be generated from their visitors.  Similarly, we do not guarantee a certain amount of return to the travel agencies.  Of the 1,100 travel agencies with which we enter into cooperation agreements, we expect that only approximately 70 of the travel agencies will bring enough tourists to the Underground Grand Canyon to qualify for a return under the cooperation agreement.  A courtesy copy of the 2008, 2009 and 2010 version of our standard cooperation agreement is being provided supplementally to the Staff in the Federal Express package.

The Underground Grand Canyon, page 6

6. Please provide the basis for your belief that you “are one of the leading companies in the cave tourism sector in China.”

RESPONSE: We believe we are one of the leading companies in the cave tourism sector in China based on our understanding of the number of visitors to the Underground Grand Canyon and our revenue and net profits from year to year.  However, in light of the unavailability of third party or industry data to support our belief, in consideration of the Staff’s comment, the disclosure on page 8 of the Form 8-K has been revised to delete the referenced language.

7. Please discuss in greater detail how the $12 million was spent improving the infrastructure and facilities.

RESPONSE: The disclosure on pages 8 and 51 of the Form 8-K has been revised to read as follows to provide additional detail regarding how the $12 million was spent improving the infrastructure in and around and the facilities at the Underground Grand Canyon.

“Since 2004, we have invested approximately $12 million to improve the infrastructure and facilities at the Underground Grand Canyon, including the construction of new facilities, such as the commencement of construction of restaurant facilities for our visitors, an office and accommodation and entertainment facilities for our staff, building the entertainment attractions, repairing roads leading to the Underground Grand Canyon, acquiring new boats or vehicles that are used in our entertainment attractions and repairing electrical lines and water pipes in the Underground Grand Canyon.”

John Reynolds, Assistant Director
January 3, 2011

8. If any brokers or finders were involved in this process, please identify the entities and disclose the dollar amount each was paid.

RESPONSE: Other than the payment of $250,000 by Long Fortune to Halter Financial Investments L.P. for the benefit of the Company, the retention of 5% ownership of the Company by the pre-Share Exchange stockholders of the Company and the payment by Long Fortune of the Company’s expenses in connection with the Share Exchange, no brokers or finders were engaged and no brokers’ or finders’ fees were paid in connection with the Share Exchange.

Our Industry, page 8

9. We note several sources are mentioned, including the World Tourism Organization, the 2009 Statistic Report of China Tourism, China Tourism Development Report, and the China Tourism Academy.  Please clarify where such information can be located and provide us supplementally with copies of these reports or statistics.

RESPONSE: Information attributed to the World Tourism Organization in the Form 8-K can be found at: http://www.chinaknowledge.com/Business/CBGdetails.aspx?subchap=4&content=24#DomesticTourism.  We will provide the Staff with the specific statistics from this website supplementally.

Information attributed to the 2009 Statistic Report of China Tourism in the Form 8-K can be found at: http://www.gov.cn/jrzg/2010-06/14/content_1627598.htm.  The website is in Chinese.  The report will be provided to the Staff in Chinese, along with an English translation, supplementally.

Information attributed to the China Tourism Development Report in the Form 8-K can be found at: http://ly.gdcc.edu.cn/n14324c138p8.aspx.  The website is in Chinese.  The report will be provided to the Staff in Chinese, along with an English translation, supplementally.

Information attributed to the China Tourism Academy can be found at: http://news.xinhuanet.com/english/2010-01/07/content_12772916.htm.  We will provide the Staff with the specific statistics from this website supplementally.

10. Please provide the source of all of the statements in the business section.  For instance, we note the statement that, “[B]y 2020, the tourism industry is projected to become the pillar of China’s economy.  Domestic tourism revenue is projected to reach $308.8 billion by 2020…”

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The source of the following statements: “By 2020, the tourism industry is projected to become the pillar of China’s economy.  Domestic tourism revenue is projected to reach $308.8 billion by 2020, with total tourism output between $367.6 billion and $529.4 billion, accounting for 7.9% to 11.4% of China’s GDP.” is a textbook entitled “Tourism in China” edited by Alan A. Lew, Ph.D., from Northern Arizona University, Lawrence Yu, Ph.D., from George Washington University, John Ap, Ph.D., from The Hong Kong Polytechnic University, and Zhang Guangrui, from The Chinese Academy of Social Sciences, which was published by The Haworth Hospitality Press in 2003.  We will provide the Staff with the specific statistics from this textbook supplementally.  Nonetheless, in consideration of the Staff’s comment, we have deleted these two statements from the Form 8-K on page 10.  Other statements in “The Industry” section of the Form 8-K are attributable to the sources listed in response to comment #9 above.

Our Growth Strategy, page 8

11. While we note the disclosure that you have not entered into any definitive agreements for acquisition and management of scenic sites, please discuss whether you have entered into any preliminary agreements, such as a letter of intent, or have had any discussions or negotiations with such entities.

RESPONSE: The disclosure on page 10 of the Form 8-K has been revised to read as follows to indicate that we have not entered into any preliminary agreements, nor have we had any discussions or negotiations, with the sites presently targeted by our management as acquisition and/or management opportunities.

“Acquisition and management of additional natural, cultural and historic scenic sites and ecotourism projects in an effort to build a tourism chain operator.  We are seeking to locate one or more sites as acquisition and/or management opportunities.  No definitive agreements have been executed, nor have there been any preliminary agreements, discussions or negotiations, with respect to any of these opportunities and there can be no assurances that we will execute any such agreements or enter into discussions or negotiations with respect to any potential sites.”

12. To the extent known, please expand your second and third bullets to disclose an estimate of the costs involved with the planned development of the Treasure Hunting Cave as well as the food services and gift shops for the Underground Grand Canyon destination and the estimated timing of such development.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The disclosure on page 10 of the Form 8-K has been revised to read as follows to include information regarding the estimated total cost and estimated timing of the completion of the Treasure Hunting Cave and food service and gift shop facilities.

“Enhancement of existing entertainment attractions within the “Underground Grand Canyon” and development of new attractions both in and around the “Underground Grand Canyon” cave.  We continue to further improve our existing entertainment attractions within the Underground Grand Canyon and seek to develop new attractions both in and around the Underground Grand Canyon.  We plan to develop an additional 1,800 meters (approximately 1.1 miles) of the Underground Grand Canyon to include additional entertainment attractions.  We are presently developing the “Treasure Hunting Cave” entertainment attraction, which consists of eight entertainment attractions suitable for teenagers and young adults encompassing more than 3,000 square meters (approximately 32,300 square feet), including a man-made rock hill for climbing, a maze and amusement park type rides.  We expect that it will cost approximately $3.1 million to develop the Treasure Hunting Cave entertainment attraction and that it will take approximately seven to eight months to complete.  We expect to open the Treasure Hunting Cave entertainment attraction to visitors in April 2011.  We believe these new projects will increase the attraction points to the Underground Grand Canyon and ultimately the number of visitors we host, but there can be no assurance that we will be successful in completing these new projects or that, if completed, the new projects will lead to an increase in the number of visitors.

Expansion of services and products offered to our visitors.  To enhance our visitors’ experience, we recently completed the development of catering facilities, which include restaurants for our visitors, as well as the services to host and cater large-scale events, and gift shop facilities.  Our goal is to provide a menu suitable to the largest percentage of our visitors at an affordable price.  In addition, our gift shops contain goods with special features connecting our visitors to the unique scenic images they enjoy while visiting the Underground Grand Canyon.  The total cost to develop the catering and gift shop facilities was approximately $1.2 million and it took approximately two years to complete.  Although we developed these facilities to enhance our visitors’ experience, there can be no assurance that we will be successful in doing so.”

13. Please briefly explain the nature of the entertainment that is planned for the Treasure Hunting Cave.

RESPONSE: Please refer to our response to comment #12 above for the revised disclosure regarding the attractions planned for the Treasure Hunting Cave, which include a man-made rock hill for climbing, a maze and amusement park type rides.

John Reynolds, Assistant Director
January 3, 2011

Our Products, page 9

14. Please expand your description of the Strop Ropeway to clarify the nature of the attraction.  Is there a vehicle used or is a “zip-line” type set-up.

RESPONSE: The disclosure on page 12 of the Form 8-K has been revised to read as follows to indicate that the Strop Ropeway entertainment attraction is similar to a zip line.

“The “Strop Ropeway” attraction was placed into operation in October 2007 and has a length of 400 meters (approximately 0.25 miles).  We built up the ropeway by utilizing the natural topography from the top of the mountain to the entrance of the cave.  To ride on the ropeway, visitors are required to wear a harness that attaches to the ropeway and leaves them suspended from the ropeway using the natural topography of the mountain and gravity to slide down the ropeway similar to a zip line.”

Sales and Marketing, page 10

15. We note in the first bullet paragraph the statements, “[W]e enter into cooperation agreements with numerous domestic travel agencies throughout China” and “[W]e plan to continue to expand the number of travel agencies we cooperate with, particularly in the major cities…”  Please expand your discussion to disclose the number of travel agencies you have executed agreements with, discuss the standard terms of these agreements, and to the extent material, please file the agreements as exhibits to the Form 8-K.

RESPONSE: The disclosure on page 14 of the Form 8-K has been revised to read as follows to include both the number of travel agencies with which we have entered into cooperation agreements, as well as the standard terms of a cooperation agreement.

“We enter into cooperation agreements with numerous domestic travel agencies throughout China, through which we anticipate a regular flow of visitors.  As of June 30, 2010, we have entered into cooperation agreements with approximately 1,100 travel agencies.  Terms of these agreements generally include a discounted admission ticket price to the Underground Grand Canyon, as well as discounted prices to our entertainment attractions in and around the Underground Grand Canyon so long as the travel agency brings more than a set number of visitors, generally 10 or more, at any one time.  In addition to the discounted prices offered to the visitors from a travel agency, commencing on January 1, 2010, we also began to offer a return to the travel agency based on the number of total tourists the travel agency brings to the Underground Grand Canyon over the term of the agreement (generally one year).  The return is accumulated over the term of the agreement and paid to the travel agencies at the end of the term.  Of the 1,100 travel agencies with which we enter into cooperation agreements, we expect that only approximately 70 travel agencies will bring enough tourists to the Underground Grand Canyon to qualify for

John Reynolds, Assistant Director
January 3, 2011

a return under the cooperation agreement.  The travel agents do not guarantee to us a certain number of visitors per year nor a certain amount of revenue to be generated from their visitors.  Similarly, we do not guarantee a certain amount of return to the travel agencies.  The cooperation agreements typically have a one-year term and are renewed annually.  We believe we can increase the number of visitors by both entering into cooperation agreements with additional travel agencies, as well as through repeat business from existing travel agencies based on the experience enjoyed by prior visitors from these existing travel agencies.  We plan to continue to expand the number of travel agencies we cooperate with, particularly in the major cities of developed provinces in China, such as Zhejiang, Jiangsu and Shanghai, which we believe have a higher percentage of higher net income residents.  Relationships with travel agencies are managed by our sales team and we plan to rely on our sales team to continue to cultivate our existing relationships and to foster new relationships with travel agencies.”

Pursuant to Item 601(b)(10)(i) of Regulation S-K, agreements not made in the ordinary course of business that are material to the registrant must be filed as exhibits.  The cooperation agreements we enter into with travel agencies are made in the ordinary course of our business.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, contracts that are made in the ordinary course of business may nonetheless be required to be filed if they fall within certain specified categories, including, pursuant to Item 601(b)(10)(ii)(B), any contract upon which the registrant’s business is substantially dependent, unless the contract is immaterial in amount or significance.  No individual cooperation agreement or set of cooperation agreements are material in amount or significance to our business, nor are we substantially dependent upon any one or set of cooperation agreements.  As a result, we do not currently believe that any cooperation agreement meets the criteria for filing as an exhibit pursuant to Item 601(b)(10) of

Regulation S-K.

16. We note the disclosure on page 12 that price increases must be approved by the local Administration for Commodity Prices.  Please discuss in the governmental regulation section.  Clarify the last time a price increase was approved and discuss generally the process you must go through to obtain approval for price increases.

RESPONSE: Please refer to our response to comment #17 below for the revised disclosure regarding the last time a price increase was approved and the description of the approval process.  The disclosure on pages 20 and 21 of the Form 8-K has been revised to read as follows to describe the applicable government regulations regarding the approval of price increases by the local Administration for Commodity Prices.

John Reynolds, Assistant Director
January 3, 2011

“Tourism Specific Regulations

The PRC Pricing Law, effective on May 1, 1998, provides that the government shall issue government-set or guided prices for the following merchandise and services if necessary: (i) merchandise that is considered to be of great importance to development of the national economy and people’s livelihood; (ii) merchandise for which there is shortage; (iii) merchandise that is monopolistic in nature; (iv) certain public utilities that are deemed to be important; and (v) certain public welfare services.  In fixing government-set and guided prices, the relevant government price department convenes public hearings to solicit views from consumers, business operators and others to explore the necessity for a government-set and guided price and the feasibility of the suggested price.  The scope and level of the government-set and guided prices are adjusted in light of the operation of the national economy and the recommendations of consumers and business operators, as well as the feedback received at the public hearings.  After the government-set and guided prices are determined, the relevant government price departments announce the prices publicly.

On September 19, 2006, the State Council promulgated Regulations on Scenic Spots to strengthen the administration of scenic spots, such as the Underground Grand Canyon tourist destination, and to effectively protect and explore the resources thereof.  The price of the admission ticket to scenic spots must comply with relevant laws and regulations regarding pricing.  In accordance with the regulations, violations of the regulations may be subject to various administrative or monetary penalties, and potentially criminal liability.

On January 29, 2007, the National Development and Reform Commission (“NDRC”) issued a Notice on Further Improving Administration of Scenic Spots’ Admission Price (No. FaGaiJiaGe (2007)227).  In accordance with the notice, prices may not be increased more than once every three years.  The range of the price adjustment depends upon the unadjusted admission ticket price.  For example, if the unadjusted admission ticket price is below RMB 50 (approximately $7.30), an increase may not exceed 35% of the former price; if the unadjusted admission ticket price is between RMB 50 (approximately $7.30) and RMB 100 (approximately $14.60), an increase may not exceed 30% of the former price; if the unadjusted admission ticket price is between RMB 100 (approximately $14.60) and RMB 200 (approximately $29.20), an increase may not exceed 25% of the former price; and if the unadjusted admission ticket price is over RMB 200 (approximately $29.20), an increase may not exceed 15% of the former price.

John Reynolds, Assistant Director
January 3, 2011

On April 9, 2008, the NDRC, the Ministry of Finance, the State Land and Resource Ministry and the State Administration of Tourism jointly promulgated a Notice on Regulating the Ticket Price of Scenic Spots (No. FaGaiJiaGe (2008)905).  The notice provides that the admission ticket price of a scenic spot that is based upon a state natural resource or historic resources must apply government-set or guided prices.  As discussed above, the use of or adjustments to government-set or guided prices require a public hearing.  Further, the admission ticket price of well-known scenic spots must be administrated by a provincial-level price department.

On December 1, 2009, the State Council promulgated Opinions on Accelerating the Development of Tourism Industry (No. 41 (2009) of the State Council).  In accordance with the opinions, the government is to actively develop the domestic tourism industry and push forward the development of the tourism industry with local characteristics at all places.  In response to expected growth in the tourism industry, the opinions encourage investment (including through acquisitions and reorganizations) in the tourism industry and actively encourage qualified tourism enterprises to obtain capital financing.  In addition, the opinions require that if there is any adjustment to the price of a scenic spot’s admission ticket, 6 months’ advance notice must be provided to the public.

Shandong Provincial Rules on Tourism, which was passed on May 27, 2005 by the 10th Standing Committee of Shandong Provincial People’s Congress and revised on July 30, 2010 by the 11th Standing Committee of Shandong Provincial People’s Congress, require tourism operators to publish their services or products and prices thereof and establish safety responsibility systems with respect to such services or products.  Tourism operators are required to report any accidents involving their visitors to the local tourism administration.  The rules encompass the PRC government level rules discussed above, that is: (i) that the admission ticket price of a scenic spot that is based upon a state natural resource or historic resources must be determined or guided by the government; (ii) adjustments to the admission ticket price must comply with relevant procedures, such as the public hearing process; (iii) an adjustment to the admission ticket price requires 6 months’ advance notice to the public; (iv) adjustments to the admission ticket price may not exceed the limit allowed by law; and (v) an adjustment to the admission ticket price may not occur more than once every 3 years.  Any violation of the rules by the tourism operators may be subject to various actions of the local governmental agencies, including warning and confiscation of income received by violating the rules and payment of fines of one to five times the income received by violating the rules; if there is no such income, there will be imposed a fine of up to approximately $750.

On August 31, 2009, the Ministry of Culture and the State Administration of Tourism issued Guidelines on Promoting the Development of the Combination of Culture and Tourism, encouraging companies to take active measures to strengthen the combination of culture and tourism and build a series of brands and cultural tours.”

John Reynolds, Assistant Director
January 3, 2011

Pricing, page 11

17. Please expand your disclosure to describe how your services are priced.  In this regard, please address whether you offer passes (e.g. weekly/monthly) and/or bundled ticket options.

RESPONSE: The disclosure on pages 15 and 16 of the Form 8-K has been revised to read as follows to describe how our admission ticket prices and fees for entertainment attractions are set, whether passes or discounted prices are available, as well as information regarding the approval process with respect to price increases.

“We charge an initial admission ticket price to our Underground Grand Canyon and an additional fee for each of our entertainment attractions in and around the Underground Grand Canyon.  We do not offer weekly, monthly or other annual or season type passes to the Underground Grand Canyon, but discounted admission ticket prices and fees are available to visitors from travel agencies with which we enter into cooperation agreements.

According to PRC regulations, price increases must be approved by the local Administration for Commodity Prices.  In order to obtain this approval, we must prepare and submit a written application for review.  The Administration’s review of the application generally takes one to two months, including a public hearing to discuss the suggested price increase, after which a formal approval or denial document will be provided.  Any price increase that is approved, which can occur once every 3 years, is limited to a specified increase based on the unadjusted admission ticket price.  For example, if the unadjusted admission ticket price is between RMB 50 (approximately $7.30) and RMB 100 (approximately $14.60) the increase may not exceed 30% of the former price.  Further, the adjusted admission ticket price may not take effect until after 6 months’ notice has been provided to the public.  The last time a price increase was approved was in January 2010.  See “Government Regulation” below for additional information regarding the regulations and procedures governing price increases.

Admission ticket prices and entertainment attraction fees are set, pending Administration approval, based on the following factors:

•	Prices charged by tourism companies offering similar attractions;

•	China’s economic growth and the growth of per capita disposable income;

John Reynolds, Assistant Director
January 3, 2011

•	China’s consumer price index (“CPI”) level and growth rate, which indicates overall price movement for commodities;

•	Enhancements to our existing entertainment attractions and the development of new attractions in and around the Underground Grand Canyon;

•	Our overall service quality and visitor satisfaction rates; and

•	Feedback received from our visitors regarding whether it is suitable to increase our prices.”

Our Competitive Strengths, page 12

18. Please expand your discussion to explain how the tourist destinations are given their ratings by the National Tourism Administration of the PRC.

RESPONSE: The disclosure on page 12 of the Form 8-K has been revised to read as follows to provide additional information regarding how the tourist destinations are given their ratings by the National Tourism Administration of the PRC.

“Scenic site designations are awarded by the National Tourism Administration of the PRC to tourist destinations based on a combination of factors, including service quality, quality of the tourist destination environment and experience, scenic quality and tourist opinion of the destination.  The highest designation awarded is “AAAAA” level scenic site.  In awarding the level of designations, the National Tourism Administration performs an annual on-site independent analysis of the tourist destination.  Upon the completion of this annual analysis, the National Tourism Administration will either indicate that the level previously awarded remains the same or that the level will be increased or decreased according to whether the tourist destination meets the criteria for the various levels.”

19. Please revise to clarify the meaning of the fourth bullet paragraph on page 13.  In this regard, please explain the “annual theme activity” and provide the basis for the claim that your visitor satisfaction rate remains at more than 99%.

RESPONSE: The disclosure on page 14 of the Form 8-K has been revised to read as follows to explain our annual mission for our staff and to provide the basis for our visitor satisfaction rate.

John Reynolds, Assistant Director
January 3, 2011

“We have a high visitor satisfaction rate.  Being in the tourism business, we aim to provide the highest quality experience for our visitors.  From the design of our entertainment attractions to the delivery and presentation of our product on a daily basis, we emphasize visitor satisfaction.  In recent years, we have initiated an overall quality policy of “Emphasis on tourist travel experience to meet maximum demand” and launched an annual mission for our staff, the most recent of which was “Staff are also attractions,” which was designed to improve our service quality, including an emphasis on the appearance, knowledge and professionalism of our staff.  Each of our visitors is asked to complete a visitor satisfaction survey, which includes a variety of questions regarding the visitors’ experience at the Underground Grand Canyon, including, among others, the amount spent by the visitor, whether the visitor is satisfied with the facilities and entertainment attractions, whether the visitor is satisfied with the service provided by our staff and overall visitor satisfaction.  More than 99% of our visitors indicate that they are “very satisfied” with their experience at the Underground Grand Canyon.  We attribute that rate to our emphasis on visitor service quality.”

Our Employees, page 14

20. Please revise to clarify the total number of employees in addition to the number of full-time employees.  See Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE: The disclosure on page 18 of the Form 8-K has been revised to include the following paragraph regarding part-time, seasonal staff, employed by the Company.

“From time to time, we hire part-time, seasonal staff, which typically work for short periods of time, such as one week.  At any given point in time, the number of seasonal staff varies, however, as of September 30, 2010, we had 250 part-time, seasonal staff.”

21. In the second paragraph at the top of page 15, please state the percentage of after-tax profit that is required to be contributed to employee benefit plans.

RESPONSE: The disclosure on page 18 of the Form 8-K has been revised to read as follows to indicate that we are required to contribute 1.2% of our after-tax profit to the employee benefit plans.

“We are required under PRC law to make contributions to employee benefit plans of 1.2% of our after-tax profit.  In addition, we are required by PRC law to cover employees in China with various types of social insurance.  We believe that we are in material compliance with the relevant PRC employment laws.”

John Reynolds, Assistant Director
January 3, 2011

Environmental Regulation, page 18

22. Expand this section to discuss the costs and effects of compliance with the environmental regulations.  See Item 101(h)(4)(xi) of Regulation S-K.

RESPONSE: The disclosure on page 22 of the Form 8-K has been revised to read as follows to include the cost and effects of compliance with environmental regulations.

“Environmental Regulation

The most significant environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution.  Since 2004, we have incurred approximately $0.8 million in compliance costs in connection with these environmental regulations.  No significant environmental compliance costs are anticipated during the next 12 months.  Compliance activities include primarily the planting of trees on the mountain that houses the Underground Grand Canyon, protecting the plants and soil on the mountain that houses the Underground Grand Canyon, managing polluted waters and waste management.”

Risk Factors, page 22

23. Please remove the statements “[T]here are numerous and varied risks, known and unknown…” and “[T]he risks described below are not the only ones the Company will face.”  The risk factors section should discuss all of the known material risks.

RESPONSE: The lead in paragraph to the Risk Factors section of the Form 8-K on page 26 has been revised to read as follows to delete statements such as the ones highlighted above.

“This section sets forth the material risks faced by us.  You should carefully consider the risks described below in conjunction with the other information in this current report and related consolidated financial statements.  Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks identified throughout this current report.  The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in, or implied by, the forward-looking statements.”

John Reynolds, Assistant Director
January 3, 2011

24. We note the reference on page 33 to advice of your PRC counsel.  Please revise to identify counsel and file their consent as an exhibit.  To the extent you have a legality opinion, please file as an exhibit.

RESPONSE: We have removed references to our PRC counsel from the Form 8-K.  Item 601(b)(5) of Regulation S-K requires the filing of an opinion of counsel as to the legality of securities being registered.  Although we received an opinion of our PRC counsel in connection with the Share Exchange, such opinion did not pass upon the legality of the securities being issued in connection with the Share Exchange nor were any shares registered in connection with the Share Exchange.

25. We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you maintain your books and records and prepare your financial statements?

26. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

RESPONSE: We do not maintain our books and records in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  Accordingly, please refer to our response to comment #27 below.

27. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

RESPONSE: We maintain our daily books and records in accordance with China Accounting Standards.  At the end of each quarter, we make adjustments to our books and records prepared in accordance with China Accounting Standards so that they comply with U.S. GAAP for SEC reporting purposes.  In the conversion process, we make necessary and appropriate adjustments based upon our knowledge of U.S. GAAP, and these adjustments are then reviewed by our Chief Financial Officer and by our independent certified public accountants.

John Reynolds, Assistant Director
January 3, 2011

What is the background of the people involved in your financial reporting?

28. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
c)	the nature of his or her contractual or other relationship to you;
d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

RESPONSE: Our Chief Financial Officer, Financial Manager and Financial Controller are involved in preparing our financial statements for SEC reporting.  Our Chief Financial Officer is responsible for supervising the preparation of our financial statements.  He is a Certified Public Accountant in China.  However, he does not have prior experience in the preparation of financial statements that comply with the SEC’s accounting rules as well as U.S. GAAP.  Nonetheless, he studies U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP by our independent certified public accountants on a regular basis and otherwise.  In addition, he regularly attends accounting and auditing seminars on topics such as the differences among U.S. GAAP and China Accounting Standards.  He is also studying to obtain the Certified Management Accountant professional designation.  We have entered into an employment contract with our Chief Financial Officer, which is described in detail on pages 72 through 74 of the Form 8-K.

Our Financial Manager is responsible for our funds and capital.  He is a Certified Public Accountant in China.  However, he does not have prior experience in the preparation of financial statements that comply with the SEC’s accounting rules as well as U.S. GAAP.  Nonetheless, he studies U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP by our independent certified public accountants on a regular basis and otherwise.  In addition, he regularly attends accounting and auditing seminars on topics such as the differences among U.S. GAAP and China Accounting Standards.  The only contractual relationship we have with our Financial Manager is the standard employee contract we execute with all of our employees under the Employment Contract Law of the PRC, which is described in detail on page 18 of the Form 8-K.

John Reynolds, Assistant Director
January 3, 2011

Our Financial Controller is responsible for our taxes, cash flow and other accounts of the company.  He is a Certified Public Accountant in China.  However, he does not have prior experience in the preparation of financial statements that comply with the SEC’s accounting rules as well as U.S. GAAP.  Nonetheless, he studies U.S. GAAP and receives updates regarding changes to or developments in U.S. GAAP by our independent certified public accountants on a regular basis and otherwise.  In addition, he regularly attends accounting and auditing seminars on topics such as the differences among U.S. GAAP and China Accounting Standards.  The only contractual relationship we have with our Financial Controller is the standard employee contract we execute with all of our employees under the Employment Contract Law of the PRC, which is described in detail on page 18 of the Form 8-K.

29. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
a)	the name and address of the accounting firm or organization;
b)	the qualifications of their employees who perform the services for your company;
c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
d)	how many hours they spent last year performing these services for you; and
e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: We have not at this time retained any accounting firm or other similar organization to prepare our financial statements for SEC reporting purposes or to evaluate our internal control over financial reporting.  All of our financial statements that we file with the SEC are reviewed and audited, as appropriate, by our independent public accounting firm, which is registered as such with the Public Company Accounting Oversight Board.

30. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

John Reynolds, Assistant Director
January 3, 2011

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
b)	how many hours they spent last year performing these services for you; and
c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

RESPONSE: We have not at this time retained any individuals who are not our employees or who are not employed by an accounting firm or other similar organization to prepare our financial statements for SEC reporting purposes or to evaluate our internal control over financial reporting.  All of our financial statements that we file with the SEC are reviewed and audited, as appropriate, by our independent public accounting firm, which is registered as such with the Public Company Accounting Oversight Board.

Cautionary Statement Regarding Forward-Looking Statements, page 43

31. We note the statement on page 43 that the prospectus includes forward looking statements “as defined by the Private Securities Litigation Reform Act of 1995.”  Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock.  Please either:

•	delete any reference to the Private Securities Litigation Reform Act; or
•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

RESPONSE: We have deleted the reference to the Private Securities Litigation Reform Act on page 48 of the Form 8-K.

Management’s Discussion and Analysis of Financial Condition…

Overview, page 45

32. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on pages 50 through 65 of the Form 8-K has been revised in response to the Staff’s comment.  Given the length of the MD&A section, we are not including in this response the entire revised disclosure contained in the Form 8-K.

Results of Operations, page 47

33. We note the discussion in the business section of your plans to expand your current operations.  Please provide a discussion in the liquidity and capital resources sections of your expansion plans, both internally and through acquisition, and the expected source(s) of funding.

RESPONSE: The disclosure on pages 58 and 59 of the Form 8-K has been revised as follows to include a discussion of our growth strategy and the expected sources of the funding to finance our anticipated expenditures.

“Capital Uses

Capital Expenditures

Our capital expenditures were $1.8 million and $2.7 million for the six months ended June 30, 2010 and the fiscal year ended December 31, 2009, respectively.  Our capital expenditures were mainly used to acquire fixed assets to build and expand our entertainment attractions.

In addition to expenditures to repair and improve our existing entertainment attractions, we plan to develop an additional 1,800 meters (approximately 1.1 miles) of the Underground Grand Canyon to include additional entertainment attractions.  We recently completed the development of the “Treasure Hunting Cave” entertainment attraction, which consists of eight entertainment attractions suitable for teenagers and young adults encompassing more than 3,000 square meters (approximately 32,300 square feet), including a man-made rock hill for climbing, a maze and amusement park type rides.  We expect that it will cost approximately $3.1 million to develop the Treasure Hunting Cave entertainment attraction and that it will take approximately seven to eight months to complete.  Of the $3.1 million expected to be incurred to develop the Treasure Hunting Cave, approximately $2.4 million had been incurred as of June 30, 2010, an additional $0.2 million is expected to be incurred through December 31, 2010 and the remaining $0.5 million is expected to be incurred in the first quarter of 2011.  The source of the funds to develop the Treasure Hunting Cave to date was cash flow from operations and we expect to use cash

John Reynolds, Assistant Director
January 3, 2011

flow from operations to fund the remainder of the development costs, but there can be no assurance that cash flow from operations will be sufficient to fund this development, in which case we will have to raise additional funds.  To do so, we may seek to sell equity or debt securities or obtain additional credit facilities.  The sale of equity securities could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Financing may not be available in amounts or on terms acceptable to us, if at all.  Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business and could harm our overall business prospects.  We expect to open the Treasure Hunting Cave entertainment attraction to visitors in April 2011.  We believe these new projects will increase the attraction points to the Underground Grand Canyon and ultimately the number of visitors we host, but there can be no assurance that we will be successful in completing these new projects or that, if completed, the new projects will lead to an increase in the number of visitors.

In addition to the Treasuring Hunting Cave, to enhance our visitors’ experience, we recently completed the development of catering facilities, which include restaurants for our visitors, as well as the services to host and cater large-scale events, and gift shop facilities.  The total cost to develop the catering and gift shop facilities was approximately $1.2 million, all of which had been incurred as of June 30, 2010, and it took approximately two years to complete.  The source of the funds used to develop these facilities was cash flow from operations.  Although we developed these facilities to enhance our visitors’ experience, there can be no assurance that we will be successful in doing so.

Acquisitions

In addition to expanding our current operations through the development of additional entertainment attractions at the Underground Grand Canyon, achieving our goal of becoming a leading tourism management and development company in China necessarily requires us to manage and develop additional tourist destinations.  Although we are seeking to locate one or more sites as acquisition and/or management opportunities, no definitive agreements have been executed, nor have there been any preliminary agreements, discussions or negotiations, with respect to any of these opportunities and there can be no assurances that we will execute any such agreements or enter into discussions or negotiations with respect to any

John Reynolds, Assistant Director
January 3, 2011

potential sites.  If and when we acquire additional tourist destinations or obtain the rights to manage additional tourist destinations, we expect that we will have to raise funds to finance these acquisitions and related costs.  To do so, we may seek to sell equity or debt securities or obtain additional credit facilities.  The sale of equity securities could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Financing may not be available in amounts or on terms acceptable to us, if at all.  Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business and could harm our overall business prospects.”

34. We note the short term borrowings referenced on page 52.  Please discuss in greater detail the terms of the material borrowings.

RESPONSE: The disclosure on pages 57 and 58 of the Form 8-K has been revised to read as follows to provide additional detail regarding our short-term borrowings.

“Capital Sources

Historically, our cash flow from operations has been sufficient to finance our operations.  During the fiscal year ended December 31, 2009 and during the six months ended June 30, 2010, however, we have increased our reliance on short-term borrowings to finance our operations during off-peak months during which our cash flow from operations is at its lowest and to finance the development of additional entertainment attractions and facilities at the Underground Grand Canyon.  During those periods that our cash flow from operations is at its highest, we both seek to pay down the short-term borrowings that are outstanding, as well as make short-term loans to related parties controlled by Zhang Shanjiu, our Chairman, President and Chief Executive or by his immediate family.  We plan to reduce the level of short-term loans we make to related parties, both in an effort to reduce our overall leverage and to focus on our core business.

At June 30, 2010, we did not have any unused credit facilities available to us as all of our borrowings are one-time loans received from commercial banks.  As of June 30, 2010 and December 31, 2009, our outstanding borrowings consisted of the following:

John Reynolds, Assistant Director
January 3, 2011

	Maturity date	Interest rate	As of June 30, 2010 (unaudited)	As of December 31, 2009 (audited)
	(All amounts in thousands of U.S. dollars)
Industrial and Commercial Bank of China Yishui Branch	04/28/2010	7.97%	--	293
Bank of China Yishui Branch	10/27/2010	5.38%	2,209	2,197
Industrial and Commercial Bank of China Yishui Branch	09/14/2010	6.37%	295	--
Industrial and Commercial Bank of China Yishui Branch	10/15/2010	5.83%	735	--
Industrial and Commercial Bank of China Yishui Branch	07/25/2010	5.83%	735	--
Bank of Linshang	05/28/2011	7.97%	735	--
Yishui Rural Credit Cooperative	04/26/2011	11.15%	442	--
Yishui Rural Credit Cooperative	04/26/2011	5.31%	295	--
Yishui Rural Credit Cooperative	05/20/2011	10.62%	1,474	--
Yishui Rural Credit Cooperative	01/08/2011	10.62%	442	--
Yishui Rural Credit Cooperative	04/20/2011	10.62%	884	--
			8,246	2,490

The weighted average interest rate for short-term loans as of June 30, 2010 and December 31, 2009 was 7.81% and 5.68%, respectively.  As of June 30, 2010, the short-term loans were secured by guarantees provided by related parties, including our director and executive officers and companies that are recipients of related party loans from us, as well as the pledge by Longkong of its operation fee charging rights and its interest in real property.  See “Certain Relationships and Related Transactions” below.  Generally, the loans do not require the periodic payment of principal and interest, though we typically have the option to pay principal or interest prior to the maturity date of the loan.  In some cases, the lender is entitled to charge us a prepayment fee if we choose to pay the loan off prior to the maturity date.

John Reynolds, Assistant Director
January 3, 2011

Notwithstanding that we have cash on hand of $308,000 at June 30, 2010, have approximately $7.5 million of short-term loans due within the next 12 months, have approximately $3.0 million of expected capital expenditures in the next 12 months and no unused credit facilities, we believe that our cash on hand, cash flow from operations and anticipated additional cash resources will meet our expected capital expenditures and working capital requirements for the next 12 months.  Our cash flow from operations for the six months ended June 30, 2010 was approximately $2.1 million, which period includes two of the five months during which we experience a higher volume of visitors, with the remaining three months of higher volume occurring between July and October.  In addition, loans receivable from loans made to related parties were approximately $11.2 million at June 30, 2010, all of which is due within the next 12 months.  Generally, the source of cash used to make loans to related parties is a combination of the use of short-term borrowings and cash on hand generated from cash flow from operations at a time when our cash on hand is high, not all of which is required at that point in time to finance short-term operations.  If cash on hand, cash flow from operations and anticipated cash payments received in respect of outstanding related party loans are not sufficient to meet our expected capital expenditures and working capital requirements for the next 12 months, we may be forced to delay our capital expenditures, seek to collect on the related party loans we have made and/or be forced to raise additional funds.  To do so, we may seek to sell equity or debt securities or obtain additional credit facilities.  The sale of equity securities could result in dilution to our stockholders.  The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.  Financing may not be available in amounts or on terms acceptable to us, if at all.  Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business and could harm our overall business prospects.”

35. Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods.  For example, (i) provide additional detail explaining the change in revenues related to the increased admission ticket sales for both the Underground Grand Canyon and the other attractions, as well as, the change in the number of visitors between periods, (ii) your analysis of costs and expenses should also describe and quantify the drivers of changes in advertising and promotion, salaries, administrative expenses, etc.

RESPONSE: The disclosure on pages 51 through 55 of the Form 8-K has been revised to read as follows to further describe and quantify underlying material activities that generated income statement variances between periods.

John Reynolds, Assistant Director
January 3, 2011

“Results of Operations

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues.

	For the three months ended June 30,
	2010		2009
	(All amounts, other than percentages, in thousands of U.S. dollars)
	(Unaudited)		(Unaudited)

Revenues	$3,318	100%	$3,266	100%
Costs and expenses	(913)	28	(877)	27
Operating income	2,405	72	2,389	73
Other income (expenses)	(45)	1	7	-
Income before income taxes	2,360	71	2,396	73
Income tax expense	(211)	6	(345)	11
Net income	2,149	65	2,051	62

Our functional currency is RMB; however, our financial information is expressed in U.S. dollars.  The results of operations reported in the table above are based on the exchange rate of RMB 6.8087 to $1 for the three months ended June 30, 2010 and the exchange rate of RMB 6.833 to $1 for the three months ended June 30, 2009.

Revenues.  Our sales revenue is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  An admission ticket is for general access to our “Underground Grand Canyon” tourist destination.  Our visitors are charged additional fees for the entertainment attractions in and around the Underground Grand Canyon.  Our sales revenue increased $0.05 million, or 1.6%, to $3.32 million in the three months ended June 30, 2010 from $3.27 million in the three months ended June 30, 2009.

Revenue from sales of admission tickets increased approximately $0.2 million, or approximately 12%, to approximately $2.1 million in the three months ended June 30, 2010 from approximately $1.9 million in the three months ended June 30, 2009 primarily due to an increase in the admission ticket price in January 2010 although the number of visitors decreased from approximately 247,000 in the three months ended June 30, 2009 to approximately 238,000 in the three months ended June 30,

John Reynolds, Assistant Director
January 3, 2011

2010.  Revenue from fees for our entertainment attractions decreased approximately $0.1 million, or approximately 8%, to approximately $1.2 million in the three months ended June 30, 2010 from approximately $1.3 million in the three months ended June 30, 2009 primarily due to an increase in fees for the entertainment attractions in January 2010 being offset by a decrease in the number of visitors paying the additional fees for our entertainment attractions in the three months ended June 30, 2009 to the three months ended June 30, 2010.

Costs and Expenses.  Our costs and expenses are primarily comprised of advertising and promotion expenses, administrative expenses, salaries and fringe benefits, depreciation and amortization costs.  Our costs and expenses increased $0.03 million, or 4%, to $0.91 million in the three months ended June 30, 2010 from $0.88 million in the three months ended June 30, 2009.  This is primarily due to increases in administrative expenses of approximately $0.01 million and salaries and fringe benefits of approximately $0.04 million being partially offset by a decrease in advertising and promotion expenses of approximately $0.02 million.

Operating Income and Operating Margin.  Our operating income increased $0.02 million, or 1%, to $2.39 million in the three months ended June 30, 2010 from $2.41 million in the three months ended June 30, 2009.  Operating income as a percentage of revenues was 72% and 73% for the three months ended June 30, 2010 and 2009, respectively.  The relative stability of our operating income and operating margin is primarily due to the small increase in costs and expenses during the three months ended June 30, 2010 as compared to the three months ended June 30, 2009 that resulted in costs and expenses, as a percentage of revenues, being similar from period to period.

Other Income (Expenses).  We incurred net other expenses of $0.04 million in the three months ended June 30, 2010 compared to net other income of $0.01 million in the three months ended June 30, 2009.  The decrease was primarily due to an increase in interest expenses.

Income Tax Expense.  Our income tax expense decreased $0.1 million, or 39%, to $0.2 million in the three months ended June 30, 2010 from $0.3 million in the three months ended June 30, 2009.

Net Income.  Our net income increased $0.1 million, or 5%, to $2.1 million in the three months ended June 30, 2010 from $2.0 million in the three months ended June 30, 2009 primarily due to an increase in operating income being offset by an increase in other expenses, primarily interest expenses.

John Reynolds, Assistant Director
January 3, 2011

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues.

	For the three months ended June 30,
	2010		2009
	(All amounts, other than percentages, in thousands of U.S. dollars)
	(Unaudited)		(Unaudited)

Revenues	$4,694	100%	$4,710	100%
Costs and expenses	(1,605)	34	(1,436)	30
Operating income	3,089	66	3,274	70
Other income (expenses)	(98)	2	7	-
Income before income taxes	2,991	64	3,281	70
Income tax expense	(293)	6	(345)	7
Net income	2,698	58	2,936	63

Our functional currency is RMB; however, our financial information is expressed in U.S. dollars.  The results of operations reported in the table above are based on the exchange rate of RMB 6.8096 to $1 for the six months ended June 30, 2010 and the exchange rate of RMB 6.8363 to $1 for the six months ended June 30, 2009.

Revenues.  Our sales revenue is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  An admission ticket is for general access to our “Underground Grand Canyon” tourist destination.  Our visitors are charged additional fees for the entertainment attractions in and around the Underground Grand Canyon.  Our sales revenue decreased $0.02 million, or 0.3%, to $4.69 million in the six months ended June 30, 2010 from $4.71 million in the six months ended June 30, 2009.

Revenue from sales of admission tickets increased approximately $0.4 million, or approximately 11%, to approximately $3.1 million in the six months ended June 30, 2010 from approximately $2.7 million in the six months ended June 30, 2009 primarily due to an increase in the admission ticket price in January 2010 although the number of visitors decreased from approximately 356,000 in the six months ended June 30, 2009 to approximately 335,000 in the six months ended June 30, 2010.  Revenue from fees for our entertainment attractions decreased approximately $0.3 million, or approximately 16%, to approximately $1.6 million in the six months ended June 30, 2010 from approximately $1.9 million in the six months ended June 30, 2009 primarily due to an increase in fees for the entertainment attractions in January 2010 being offset by a decrease in the number of visitors paying the additional fees for our entertainment attractions in the six months ended June 30, 2009 to the six months ended June 30, 2010.

John Reynolds, Assistant Director
January 3, 2011

Costs and Expenses.  Our costs and expenses are primarily comprised of advertising and promotion expenses, administrative expenses, salaries and fringe benefits, depreciation and amortization costs.  Our costs and expenses increased $0.2 million, or 12%, to $1.6 million in the six months ended June 30, 2010 from $1.4 million in the six months ended June 30, 2009.  The increase is primarily due to increases in administrative expenses of approximately $0.1 million and salaries and fringe benefits of approximately $0.1 million.

Operating Income and Operating Margin.  Our operating income decreased $0.2 million, or 6%, to $3.1 million in the six months ended June 30, 2010 from $3.3 million in the six months ended June 30, 2009.  Operating income as a percentage of revenues was 66% and 70% for the six months ended June 30, 2010 and 2009, respectively.  The decrease in our operating income and operating margin was primarily due to the increase in costs and expenses.

Other Income (Expenses).  We incurred net other expenses of $0.1 million in the six months ended June 30, 2010 compared to net other income of $0.01 million in the six months ended June 30, 2009.  The decrease was primarily due to an increase in interest expenses.

Income Tax Expense.  Our income tax expense decreased $0.05 million, or 15%, to $0.29 million in the six months ended June 30, 2010 from $0.34 million in the six months ended June 30, 2009.

Net Income.  Our net income decreased $0.2 million, or 8%, to $2.7 million in the six months ended June 30, 2010 from $2.9 million in the six months ended June 30, 2009 primarily due to a decrease in operating income and an increase in other expenses, primarily interest expenses.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

The following table sets forth key components of our results of operations for the periods indicated, both in dollars and as a percentage of our revenues.

John Reynolds, Assistant Director
January 3, 2011

	For the year ended December 31,
	2009		2008
	(All amounts, other than percentages, in thousands of U.S. dollars)
	(Audited)		(Audited)

Revenues	$9,922	100%	$7,262	100%
Costs and expenses	(2,927)	29	(2,365)	32
Operating income	6,995	71	4,897	68
Other income (expenses)	126	1	21
Income before income taxes	7,121	72	4,918	68
Income tax expense	(580)	6	(329)	5
Net income	6,541	66	4,589	63

Our functional currency is RMB; however, our financial information is expressed in U.S. dollars.  The results of operations reported in the table above are based on the exchange rate of RMB 6.8359 to $1 for the twelve months ended December 31, 2009 and the exchange rate of RMB 7.0741 to $1 for the twelve months ended December 31, 2008.

Revenues.  Our sales revenue is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  An admission ticket is for general access to our “Underground Grand Canyon” tourist destination.  Our visitors are charged additional fees for the entertainment attractions in and around the Underground Grand Canyon.  Our sales revenue increased $2.6 million, or 37%, to $9.9 million in the fiscal year ended December 31, 2009 from $7.3 million in the fiscal year ended December 31, 2008.  The growth in revenue was primarily due to increased admission ticket sales and fees for our entertainment attractions due to an increased number of visitors.

Revenue from sales of admission tickets increased approximately $1.3 million, or approximately 28%, to approximately $5.9 million in the fiscal year ended December 31, 2009 from approximately $4.6 million in the fiscal year ended December 31, 2008 primarily due to an increase in the number of visitors from approximately 536,000 in the fiscal year ended December 31, 2008 to approximately 749,000 in the fiscal year ended December 31, 2009.  Revenue from fees for our entertainment attractions increased approximately $1.4 million, or approximately 51%, to approximately $4.0 million in the fiscal year ended December 31, 2009 from approximately $2.6 million in the fiscal year ended December 31, 2008 primarily due to an increase in the number of visitors paying the additional fees for our entertainment attractions in the fiscal year ended December 31, 2008 to the fiscal year ended December 31, 2009.

John Reynolds, Assistant Director
January 3, 2011

Costs and Expenses.  Our costs and expenses are primarily comprised of advertising and promotion expenses, administrative expenses, salaries and fringe benefits, depreciation and amortization costs.  Our costs and expenses increased $0.5 million, or 24%, to $2.9 million in the fiscal year ended December 31, 2009 from $2.4 million in the fiscal year ended December 31, 2008.  The increase is primarily due to increases in administrative expenses of approximately $0.1 million, salaries and fringe benefits of approximately $0.1 million and depreciation and amortization costs of approximately $0.2 million.

Operating Income and Operating Margin.  Our operating income increased $2.1 million, or 43%, to $7.0 million in the fiscal year ended December 31, 2009 from $4.9 million in the fiscal year ended December 31, 2008.  Operating income as a percentage of revenues was 70% and 67% for the fiscal year ended December 31, 2009 and 2008, respectively.  The increase in our operating income and operating margin was primarily due to a decrease in per unit overhead cost due to a significant increase in the number of visitors in 2009, as well as an increased admission ticket price.

Other Income (Expenses).  Our net other income increased $0.1 million to $0.13 million in the fiscal year ended December 31, 2009 from $0.02 million in the fiscal year ended December 31, 2008.  The increase was primarily due to an increase in interest income.

Income Tax Expense.  Our income tax expense increased $0.3 million, or 76%, to $0.6 million in the fiscal year ended December 31, 2009 from $0.3 million in the fiscal year ended December 31, 2008.  The increase is primarily due to an increase in income subject to tax.

Net Income.  Our net income increased $1.9 million, or 43%, to $6.5 million in the fiscal year ended December 31, 2009 from $4.6 million in the fiscal year ended December 31, 2008 primarily due to an increase in operating income.”

Liquidity and Capital Resources, page 50

36. Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts receivable, accounts payables, etc.).  Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.  Please refer to the SEC’s Interpretation Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The disclosure on pages 56 and 57 of the Form 8-K has been revised to read as follows to further explain the significant year-to-year variations in the line items of the components of the statements of cash flows.

“Cash Flows from Operating Activities.

Net cash provided by operating activities was $2.1 million in the six months ended June 30, 2010, a decrease of $0.8 million from $2.9 million in the six months ended June 30, 2009.  The decrease was primarily attributable to a net increase in other receivables of $0.4 million due to transactions related to a third party guarantor and a net decrease in accounts payable of $0.6 million due to payment of accounts payable in the six months ended June 30, 2010.

Net cash provided by operating activities was $7.3 million in the fiscal year ended December 31, 2009, an increase of $2.4 million from $4.9 million in the fiscal year ended December 31, 2008.  The increase was primarily attributable a net increase in net income of $1.9 million and a net increase in accounts payable of $0.9 million due to differences in timing of the payments of expenses from year to year offset by a net increase in prepayments of $0.7 million due to prepayments of certain expenses, including estimated tax payments and advertising, in the fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008.

Cash Flows from Investing Activities.

Net cash used in investing activities for the six months ended June 30, 2010 was $8.7 million, a $7.5 million increase from $1.2 million for the six months ended June 30, 2009.  The increase was primarily due to $6.5 million loaned to related parties in the six months ended June 30, 2010.

Net cash used in investing activities in the fiscal year ended December 31, 2009 was $7.5 million, an increase of $5.7 million from $1.8 million in the fiscal year ended December 31, 2008.  The increase was primarily due to $4.8 million loaned to related parties in the fiscal year ended December 31, 2009.

Cash Flows from Financing Activities.

Net cash provided by financing activities was $5.8 million in the six months ended June 30, 2010.  Net cash used in financing activities was $0.8 million in the six months ended June 30, 2009.  We borrowed $5.8 million in the form of bank loans in the six months ended June 30, 2010.

John Reynolds, Assistant Director
January 3, 2011

Net cash provided by financing activities was $1.2 million in the fiscal year ended December 31, 2009.  Net cash used in financing activities was $3.3 million in the fiscal year ended December 31, 2008.  The increase was primarily due to an increase in proceeds from loans of $2.5 million.”

37. Considering (i) your cash balance of $308,000 at June 30, 2010, (ii) you have approximately $7.5 million of short-term loans due within the next 12 months, (iii) your planned capital expenditures of $3.2 million and (iv) you have no unused credit facilities, please revise to disclose in detail how you plan to fund your operations for the next 12 months and disclose the ramifications to your business if such plans are not realized.

RESPONSE: Please refer to our response to comment #34 above, which includes our plan to fund our operations for the next 12 months and the ramifications to our business if our plan is not realized.

38. In connection with the comment above, we note you loan amounts to related companies and this amount has increased from approximately $4.8 million at December 31, 2009 to $11.2 million at June 30, 2010.  During the same period, your short-term debt grew from $2.5 million to 8.2 million.  Please revise to clarify how you evaluate the issuance of such loans to related companies in the context of your liquidity position.

RESPONSE: Please refer to our response to comment #34 above, which includes an explanation of how we evaluate the issuance of loans to related parties in the context of our liquidity position.

Involvement in Certain Legal Proceedings, page 61

39. We note the statement, “[T]o the knowledge of BTHC” none of the officers or directors have been involved in certain legal proceedings.  Since the company is in the position to know about the legal proceedings involving the officers and directors, the phrase should be deleted.

RESPONSE: The disclosure on page 69 of the Form 8-K has been revised to delete the phrase referenced above.

John Reynolds, Assistant Director
January 3, 2011

Board Meetings, page 62

40. Please provide the disclosure required by Item 407(a) of Regulation S-K.  In addition, please explain the reference to your “incoming director.”

RESPONSE: The disclosure on page 70 of the Form 8-K has been revised to read as follows to indicate that we do not have any independent directors under NASDAQ Marketplace Rule 5605(a)(2).

“Until the closing the Share Exchange, Timothy Halter served as an executive officer of BTHC and therefore is not an independent director.  The board of directors has not made any determination as to whether Zhang Shanjiu is independent within the meaning of NASDAQ Marketplace Rule 5605(a)(2), and this rule is not presently applicable to us.  However, based on the definition of independence under this rule, we believe that Zhang Shanjiu would not be considered to be an independent director.  We are not currently subject to any law, rule or regulation, however, requiring that all or any portion of our board of directors include “independent” directors.”

Loans to Related Parties, page 68

41. Please revise this section, the “Loans from and Amounts due to Related Parties” section, and the Guarantees section to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

RESPONSE: The disclosure on page 76 of the Form 8-K has been revised to read as follows to include additional information regarding each outstanding loan and guarantee.

“Loans from and Amounts due to Related Parties

During 2007, Longkong underwent a reduction in registered capital and a reduction in the number of shareholders.  As of December 31, 2008, as a result of the reduction in registered capital, former shareholder Zhang Qian, the daughter of Zhang Shanjiu, our Chairman, President and Chief Executive Officer, was due capital in the amount of approximately $1.1 million and former shareholder Li Hongwei, an employee of Longkong, was due capital in the amount of approximately $134,000.  These amounts reflect the highest aggregate amounts due to the former shareholders, were not interest bearing because they were a return of PRC registered capital and were paid to the former shareholders during the fiscal year ended December 31, 2009.

John Reynolds, Assistant Director
January 3, 2011

During the six months ended June 30, 2010, Zhang Shanjiu, our Chairman, President and Chief Executive Officer, loaned approximately $359,000 to Longkong, $248,000 of which was used to purchase land occupancy rights and the remaining balance of which was used for general corporate purposes.  The parties did not execute a written agreement with respect to these loans, which are interest-free, and there is no formal due date for repayment.  As of June 30, 2010, the outstanding balance of the loan was approximately $359,000, which is the largest aggregate amount of principal outstanding for this loan.  No payments of interest or principal were received by Longkong during the six months ended June 30, 2010.  The loans were paid off prior to September 30, 2010.

During the six months ended June 30, 2010, Yu Xinbo, our Chief Financial Officer, Treasurer and Secretary, loaned approximately $27,000 to Longkong, which was used for general corporate purposes.  The parties did not execute a written agreement with respect to this loan, which is interest-free, and there is no formal due date for repayment.  As of June 30, 2010, the outstanding balance of the loan was approximately $27,000, which is the largest aggregate amount of principal outstanding for this loan.  No payments of interest or principal were received by Longkong during the six months ended June 30, 2010.  The loan was paid off prior to September 30, 2010.

Guarantees

Pursuant to the Guarantee Contract, dated March 14, 2008, between Longkong and the Agricultural Development Bank of China, Junan Branch (“Agricultural Bank”), Longkong has guaranteed a loan by Agricultural Bank to Junan Tianma Island Travel Development Co., Ltd. (“Tianma Island”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer.  The loan bears interest at a rate of 7.83% per annum and is due March 13, 2014.  Periodic payments of $736,000, $1.2 million, $1.5 million and $1.8 million are due by Tianma Island on March 13, 2011, March 13, 2012, March 13, 2013 and March 13, 2014, respectively.  The balance due of the loan at June 30, 2010 was $5.2 million, which is the largest aggregate amount of principal outstanding during the six months ended June 30, 2010.  As Tianma Island remains current on this loan, Longkong has not been required to make any payments of principal or interest on Tianma Island’s behalf under this guarantee.”

Further, the following sentence has been added at the end of the table on pages 77 and 78 of the Form 8-K, which lists all of the guarantees for which a related party acts as guarantor of one of our outstanding loans.

“As Longkong remains current on each loan listed above, the related party guarantors have not been required to make any payments of principal or interest on Longkong’s behalf under these guarantees.”

John Reynolds, Assistant Director
January 3, 2011

42. We note that these related companies are in the travel industry.  To the extent Mr. Shanjiu and his family have significant control in companies in the travel and related industries that compete with the company or upon which the company is dependent for business, a risk factor should be added to address this control and its potential risks.

RESPONSE: Although the related companies that we provide loans to are in the travel industry, the companies operate a cave (the only attraction in which is the light shining from fireflies that live on the ceiling of the cave), a water amusement park, a hotel and travel agencies, which we believe are either complementary to our business or provide an experience to potential tourists different from the unique experience enjoyed by visitors to the Underground Grand Canyon.  In any event, we are not dependent upon any of these related companies for business and receive no revenues from these related companies.

The following risk factor regarding Zhang Shanjiu’s ownership of companies that compete with Longkong has been added to page 32 of the Form 8-K.

“Our Chairman, President and Chief Executive Officer owns or controls companies that compete with our company.

Zhang Shanjiu, our Chairman, President and Chief Executive Officer, owns or controls companies that compete with our company.  As the beneficial owner of 91.8% of our common stock and as our sole director, Zhang Shanjiu controls our board of directors and has the ability to exercise significant influence over matters submitted to a vote of our stockholders.  In addition, our company is not presently subject to rules of any national securities exchange that require that we have a majority of independent directors or that we have a standing Audit Committee with responsibility over, among other things, the approval of related party transactions.  As of June 30, 2010, we have $11.2 million in related party loans made to companies owned or controlled by Zhang Shanjiu.  If Zhang Shanjiu does not cause the related party companies to repay the loans we have made to such companies, we may be unable to repay our short-term indebtedness (which was $8.2 million as of June 30, 2010), which would have a material adverse effect on our financial condition.  Further, if Zhang Shanjiu decides to focus more on the companies he owns or controls that compete directly or indirectly with our company and less on our company and continues to make related party loans to these companies, our ability to expand our business and to continue to operate our business will be significantly reduced, which will have a material adverse effect on our financial condition and results of operations.”

43. Please expand this discussion to provide the background and basis for the alleged breach of the Exclusive Service Agreement, to the extent known.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: Under the Exclusive Service Agreement with Greentree Financial Group, Inc. (“Greentree”), a public shell company was to be selected by Greentree as a potential transaction candidate.  In negotiating and agreeing to execute the Exclusive Service Agreement, Long Fortune and Greentree agreed to the post-closing capitalization of the ongoing public company.  Subsequent correspondence received by Long Fortune from Greentree was inconsistent with the understanding regarding the post-closing capitalization and efforts thereafter by Long Fortune to request that Greentree adhere to the prior understanding were unsuccessful.  Therefore, Long Fortune decided not to proceed further with Greentree.

44. We note you have a significant amount of loans to related parties.  Please revise to disclose the business purpose of these loans.  Also, clarify to us the business of these related entities and if you consummate any other financial transactions with these entities (e.g. revenue, capital expenditures, etc.).

RESPONSE: The disclosure on pages 73 and 74 of the Form 8-K has been revised to read as follows to indicate the nature of the business operated by the related parties and the business purpose of the loans.  No other financial transactions, including, but not limited to, revenue generating transactions or capital transactions, occur between us and these related parties.

“Loans to Related Parties

From time to time, Longkong has loaned funds to Yishui Underground Fluorescent Lake Travel Development Co., Ltd. (“Fluorescent Lake”), a company controlled by the immediate family of Zhang Shanjiu, our Chairman, President and Chief Executive Officer, that operates a cave, the only attraction in which is the light shining from fireflies that live on the ceiling of the cave.  Given the possible complementary nature of the business operated by Fluorescent Lake, we provide these loans with a view toward potentially developing and supporting strategic ventures or engaging in other transactions in the future.  Pursuant to the Loan Agreement executed between the parties on December 31, 2009, Fluorescent Lake is required to pay loans that were outstanding as of such date in full, with accrued interest, on the due date.  Periodic payments of principal and interest are no longer required with respect to those loans.  For loans to Fluorescent Lake after December 31, 2009, Longkong generally executes written agreements with Fluorescent Lake, unless the dollar amount of the loan is less than $150,000.  These loan agreements provide that the loans are interest free and are due within 12 months of the date of the loan.  The due dates for the loans are between October 27, 2010 and April 25, 2011.  Prior to December 31, 2009, the loans bore interest rates of between 5.38% and 9.60%.  During the fiscal year ended December 31, 2009, Longkong received interest payments from Fluorescent Lake in the amount of approximately $63,000.  As of June 30, 2010 and December 31, 2009, the outstanding aggregate balance of the loans was approximately $5.2 million and approximately $4.8 million, respectively.

John Reynolds, Assistant Director
January 3, 2011

From time to time, Longkong has loaned funds to Yishui Yinhe Travel Development Co., Ltd. (“Yinhe Travel”), a company controlled by Zhang Shanjiu, our Chairman, President and Chief Executive Officer, that operates hotels and a water amusement park.  Given the possible complementary nature of the business operated by Yinhe Travel, we provide these loans with a view toward potentially developing and supporting strategic ventures or engaging in other transactions in the future.  Longkong generally executes written agreements with Yinhe Travel, which provide that the loans are interest free and are due within 12 months of the date of the loan.  The due dates of the loans are between December 31, 2010 and June 9, 2011.  As of June 30, 2010, the outstanding aggregate balance of the loans was approximately $6.0 million.”

Common Stock, page 71

45. Please remove the statement, “[A]ll outstanding shares of common stock are …fully paid and non-assessable” or attribute such statement to counsel and file the opinion of counsel as an exhibit.  Such statement is a legal conclusion, which the company is not able to make.

RESPONSE: The disclosure on page 80 of the Form 8-K has been revised to delete the statement referenced above.

Unregistered Sales of Equity Securities, page 74

46. Please state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

RESPONSE: The disclosure on pages 82 and 83 of the Form 8-K has been revised to read as follows to provide additional information regarding the facts relied upon to make the Section 4(2) exemption available for the issuance of the shares in connection with the Share Exchange.

“Item 3.02       Unregistered Sales of Equity Securities.

On October 18, 2010, and as described under Item 2.01 above, pursuant to the Share Exchange Agreement, BTHC issued 17,185,177 shares of its common stock to the Long Fortune Shareholders in exchange for 100% of the issued and outstanding capital stock of Long Fortune.

John Reynolds, Assistant Director
January 3, 2011

Such securities were not registered under the Securities Act.  These securities qualified for exemption under Section 4(2) of the Securities Act as the issuance of securities by us that did not involve a public offering.  We made this determination because the Long Fortune Shareholders had access to information about both BTHC and Long Fortune prior to the consummation of the Share Exchange.  Further, we believe that each Long Fortune Shareholder is a sophisticated investor on the basis of the representations each shareholder gave in the Share Exchange Agreement that such shareholder: (i) was an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act; (ii) was not organized for the specific purpose of acquiring the shares issued in connection with the Share Exchange; (iii) had sufficient knowledge and experience in finance, securities, investments and other business matters to be able to protect its interests in connection with the Share Exchange; and (iv) understood the various risks of an investment in our shares and could afford to bear such risks for an indefinite period of time, including the risk of losing its entire investment.”

Exhibits

47. It appears that the footnote reference for Exhibit 2.3, Share Exchange Agreement, should be (2) instead of (3).  Please revise.  In addition, please file all material schedules to Exhibit 2.3.  Lastly, please agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

RESPONSE: The footnote reference for Exhibit 2.3, Share Exchange Agreement has been revised to be (2).  In addition, all schedules to the Share Exchange Agreement have been filed as Exhibit 10.51 to the Form 8-K.

48. Exhibit 10.1, 10.2, 10.6. 10.7. 10.8, 10.9, 10.10, 10.11, and 10.13 are missing schedules, or attachments.  We also note that exhibits 10.1, 10.2, and 10.3 to the Form 8-K filed on November 22, 2010 are missing schedules or attachments.  In addition, exhibits 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, and 10.12 are missing terms of the agreement.  Please file these exhibits in their entirety.

RESPONSE: All exhibits have been filed with the Form 8-K (and the Current Report on Form 8-K filed on November 22, 2010) in their entirety.  No additional schedules or attachments were prepared in connection with the various agreements referenced above.  The agreements referenced above are loan agreements that are generally prepared on the creditor’s form.  It is customary in the PRC for certain sections of a pre-printed form not to be executed or completed, nor for schedules or attachments otherwise called for in such agreements to be prepared.

John Reynolds, Assistant Director
January 3, 2011

49. In accordance with Rule 403(c)(4) of Regulation C, the exhibits should be identified as either being an English summary or English translation, as applicable.

RESPONSE: The Exhibit Index to the Form 8-K has been revised to indicate which agreements are English translations of the Chinese language original agreements.  No English summaries of agreements were filed.

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

General

50. Please provide pro forma financial statements as required under Rule 8-05 of Regulation S-X, giving effect to the reverse merger between BTHC XV and Long Fortune Valley Tourism International Limited.  If you believe pro forma financial information is not required to be presented, please provide us with the basis of your position.

RESPONSE: Pro forma financial statements giving effect to the Share Exchange between the Company and Long Fortune have been filed as Exhibit 99.3 to the Form 8-K.

51. Please amend your Form 8-K to include the updated financial statements of Long Fortune Valley Tourism International Limited for the nine months ended September 30, 2010 and 2009.  Refer to Exchange Act Rules 13a-1 and 13a-13.

RESPONSE: Amendment No. 1 to the Current Report on Form 8-K was filed on December 6, 2010 to include Form 10-Q disclosure information for the quarter ended September 30, 2010 for Long Fortune (the “Form 10-Q Disclosure Information”).  Certain changes will be made to the Form 10-Q Disclosure Information via another amendment to the Form 8-K based on changes that are made, in response to the Staff’s comments, to the disclosure information in the Form 8-K, including, but not limited to, Management’s Discussion and Analysis of Financial Condition and Results Operations and in the financial statements of Long Fortune.

52. We note your disclosure on page 6 of your Form 8-K that you spun off three operating companies in January 2008.  Please provide us with the terms of these transactions, tell us how you accounted for these transactions and how you considered FASB ASC 205-20-45 with regard to the presentation and disclosure of these spin-off transactions.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: Longkong was established on March 15, 2004.  Until September 2004, Longkong invested in Yishui Underground Fluorescent Lake Travel Development Co., Ltd., Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. and Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd., thereby becoming the parent entity of each company and forming a PRC enterprise group of tourism companies.  Longkong was then known as Shandong Long Kong Tourism Group Co. Ltd. (“Long Kong Tourism Group”).  On December 17, 2007, largely in part due to the rarity of a group of companies such as the Long Kong Tourism Group in the PRC, Long Kong Tourism Group’s management decided to sell its majority interest in its three subsidiaries to the minority shareholders in each company in order to focus on its core business.  Long Kong Tourism Group’s interest in Yishui Underground Fluorescent Lake Travel Development Co. Ltd. was sold to Zhang Qian, Zhang Shanjiu’s daughter, for approximately $1.8 million, which was the acquisition price of the interest.  Long Kong Tourism Group’s interest in Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. was sold to Li Hongwei, a former shareholder and employee of the predecessor to Long Kong Tourism Group, for approximately $274,000, which was the acquisition price of the interest.  Long Kong Tourism Group’s interest in Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd. was sold to Zhang Shanshuang, Zhang Shanjiu’s brother, for approximately $27,000, which was the acquisition price of the interest.  Because Long Kong Tourism Group’s interest in its three subsidiaries was sold for the acquisition price of the interests, no gain or loss was recorded on the sale.  In addition, because the transactions occurred in December 2007, the effects of those transactions were accounted for prior to the beginning of the fiscal year ended December 31, 2008, which is the earliest period included in Exhibit 99.1 to the Form 8-K.

Balance Sheet

53. In order to provide an investor with a clearer understanding of your receivables, for each period presented revise to disaggregate your accounts receivable from advances to suppliers on the face of your balance sheet.

RESPONSE: The Consolidated Balance Sheets of Long Fortune as of December 31, 2009 and 2008 and as of June 30, 2010 and 2009 have been revised to disaggregate our accounts receivable from advances to suppliers.  For the information of the Staff, the balance of accounts receivable as of December 31, 2009 and 2008 and as of June 30, 2010 and 2009 was $0.

Statements of Stockholders’ Equity, page 5

54. We note on page 21 that your PRC subsidiaries are required under PRC laws and regulations to allocate at least 10% of your annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of your registered capital, and that allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to you in the form of dividends.  Please revise to present the amount included in statutory reserve separately for each of the financial statement periods presented.  Refer to Rule 4-08(e) of Regulation S-X.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 have been revised to provide separately for “statutory reserve” by disaggregating the reserve amount from “retained earnings.”  Further, the following footnote has been added to the consolidated financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008.
“9.  Statutory Reserves

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on Longkong’s after-tax net income determined in accordance with PRC accounting standards.  Appropriation to the statutory surplus reserve should be at least 10% of Longkong’s after-tax net income determined in accordance with PRC accounting standards until the reserve is equal to 50% of Longkong’s registered capital (which was approximately $1.0 million on December 31, 2009 and 2008).  The Company did not make any such appropriation for the years ended December 31, 2009 and 2008 because the reserve balance as of December 31, 2007 reached 50% of Longkong’s registered capital.  The accumulated balance of the statutory reserve of Longkong as of December 31, 2009 and 2008 was $0.6 million.  In accordance with PRC laws and regulations, Longkong’s statutory reserves generally are not distributable to the Company’s shareholders, for example, in the form of dividends, except upon the liquidation of Longkong.”

In addition, the Consolidated Balance Sheets and Consolidated Statements of Stockholders’ Equity of Long Fortune as of and for the six months ended June 30, 2010 and 2009 have been revised to provide separately for “statutory reserve” by disaggregating the reserve amount from “retained earnings.”  Further, the following footnote has been added to the consolidated financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009.

“11.  Statutory reserves

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on Longkong’s after-tax net income determined in accordance with PRC accounting standards.  Appropriation to the statutory surplus reserve should be at least 10% of Longkong’s after-tax net income determined in accordance with PRC accounting standards until the reserve is equal to 50% of Longkong’s registered capital (which was approximately $1.0 million on June 30, 2010 and 2009).  The Company did not make any such appropriation for the six months ended June 30, 2010 and 2009 because the reserve balance as of December 31, 2007 reached 50% of Longkong’s registered capital.  The accumulated balance of the statutory reserve of Longkong as of June 30, 2010 and 2009 was $0.6 million.  In accordance with PRC laws and regulations, Longkong’s statutory reserves generally are not distributable to the Company’s shareholders, for example, in the form of dividends, except upon the liquidation of Longkong.”

John Reynolds, Assistant Director
January 3, 2011

Notes to Financial Statements

1.           Organization and nature of operations

Organization, page 7

55. We note three of the holding companies included in the diagram on page 8 were incorporated in December 2009 whereas the operating company in the PRC was incorporated in March 2004.  Please revise your discussion here to clarify how your current corporate structure came to existence.  Please ensure your disclosure clarifies the timing and nature of each transaction, the consideration exchanged, how you accounted for each transaction, as well as any common ownership between the legal acquirer and acquiree.

RESPONSE: The disclosure in “Note 1 – Organization and nature of operations” under the caption “Organization” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 has been revised to read as follows to describe how the current corporate structure came to existence and to provide information regarding each of the transactions that occurred to create the current corporate structure.  Substantially similar disclosure was added to the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009.

“Organization

Long Fortune Valley Tourism International Limited (the “Company”) was incorporated on December 9, 2009 as an exempted company limited by shares in the Cayman Islands.  Its registered office is located at the offices of Harneys Services (Cayman) Limited, 4th Floor, Genesis Building, 13 Genesis Close, P.O. Box 10240, Grand Cayman, Cayman Islands, KY1-1002.  The Company is 80% owned by Grand Fountain Capital Holding Limited (a Cayman Islands company 99.8% owned by Chen Rongxia, who is Zhang Shanjiu’s spouse), 14.5% owned by Zhang Shanjiu, 5% owned by Li Shikun and 0.5% owned by Yu Xinbo.  Since inception, the Company has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of Rich Valley Capital Holding Limited, a British Virgin Islands company that was established by Long Fortune on December 9, 2009 as a wholly-owned subsidiary (“Rich Valley”).

John Reynolds, Assistant Director
January 3, 2011

Since inception, Rich Valley has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of Long Fortune Valley Tourism International Limited, a Hong Kong company that was established by Rich Valley on December 22, 2009 as a wholly-owned subsidiary (“LFHK”).

Since inception, LFHK has not conducted any substantive operations of its own, except to serve as a holding company that owns 100% of the equity of Shandong Longkong Travel Management Co., Ltd., a limited liability company organized in the PRC on March 15, 2004 (“Longkong”).  Longkong operates its business in Linyi City, Yishui County, Shandong Province, PRC.

Longkong was organized with an initial registered capital of approximately $2.4 million, which was 79.2% owned by Zhang Shanjiu and 20.8% owned by Zhang Qian, Zhang Shanjiu’s daughter.  On August 25, 2004, the registered capital was increased to approximately $3.8 million, which resulted in an increase in the number of shareholders from two to fifteen.  After the increase in registered capital, Zhang Shanjiu, Zhang Qian, Chen Rongxia and Yu Xinbo owned 56.60%, 15.72%, 6.92% and 5.66% of Longkong, respectively.

Until September 2004, Longkong invested in Yishui Underground Fluorescent Lake Travel Development Co., Ltd., Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. and Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd., thereby becoming the parent entity of each company and forming a PRC enterprise group of tourism companies.

In September 2007, the shareholders of Longkong entered into several equity transfer transactions that resulted in the reduction in the number of shareholders from fifteen to six.  After the equity transfers, Zhang Shanjiu, Zhang Qian, Chen Rongxia and Yu Xinbo owned 21.26%, 59.87%, 1.13% and 2.52% of Longkong, respectively.

On October 10, 2007, the shareholders agreed to a decrease in Longkong’s registered capital to approximately $3.2 million, which ultimately resulted in Zhang Qian and Li Hongwei being cashed out as shareholders.  A portion of the balance due to these former shareholders was paid during the fiscal year ended December 31, 2009, leaving a balance due at December 31, 2008.  See “Note 8 – Related-party transactions” below.  After the decrease in registered capital, Zhang Shanjiu, Chen Rongxia and Yu Xinbo owned 84.5%, 4.5% and 10% of Longkong, respectively.

John Reynolds, Assistant Director
January 3, 2011

On December 17, 2007, largely in part due to the rarity of a group of companies such as the enterprise group in the PRC, Longkong’s management decided to sell its majority interest in its three subsidiaries to the minority shareholders in each company in order to focus on its core business.  Longkong’s interest in Yishui Underground Fluorescent Lake Travel Development Co. Ltd. was sold to Zhang Qian, Zhang Shanjiu’s daughter, for approximately $1.8 million.  Longkong’s interest in Shandong Shan Jiu Ching Tong Gong Yi Pin Co. Ltd. was sold to Li Hongwei, a former shareholder and employee of Longkong, for approximately $274,000.  Longkong’s interest in Yi Shui Yi Mong Shan Nui Shing Shai Co. Ltd. was sold to Zhang Shanshuang, Zhang Shanjiu’s brother, for approximately $27,000.

On March 10, 2008, the four remaining shareholders of Longkong sold their shares to Longong Travel Limited, a United Kingdom company (“Longong”), for approximately $2.0 million.  Longong was a company that was established by the four remaining shareholders of Longkong and each shareholder’s ownership percentage in Longong was the same as such shareholder’s ownership percentage in Longkong prior to the transaction.

On November 12, 2008, Longong sold 100% of the equity interests in Longkong to Long Fortune Valley Limited, a company organized under the laws of Gibraltar (“Fortune Valley”), for $1.  Fortune Valley was a company that was established by Zhang Shanjiu.  On December 29, 2009, Fortune Valley sold 100% of the equity interests in Longkong to LFHK for $1.

Pursuant to the acquisitions described above, the Company acquired all the equity interests of the subsidiaries (collectively with the Company, the “Group”).  The Group resulting from the acquisitions is regarded as a continuing entity because the Group is ultimately controlled by the same parties (Zhang Shanjiu and his immediate family) both before and after the transactions.  Accordingly, the consolidated balance sheets at December 31, 2008 and 2009 have been prepared using the principles of merger accounting.  The consolidated statements of operations, statements of stockholders’ equity and statements of cash flows for the years ended December 31, 2008 and 2009 have been prepared on a combined basis as if the current structure had been in existence throughout the respective years ended December 31, 2008 and 2009.”

Nature of operations, page 8

56. Please expand your disclosures related to the nature of your operations to meet the requirements of FASB ASC 275-10-50-2.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The disclosure in “Note 1 – Organization and nature of operations” under the caption “Nature of operations” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 and as of and for the six months ended June 30, 2010 and 2009 has been revised to read as follows to expand the description related to the nature of our operations.

“Nature of operations

The business scope of Longkong is tourism development.  The key business project is a cave named the “Underground Grand Canyon” that is located in Linyi City, Yishui County, Shandong Province, PRC.  The Underground Grand Canyon tourist destination, at 6,100 meters (approximately 3.75 miles), is the longest cave system in northern China and contains several stalactite and stalagmite formations, as well as rivers and streams.  To date, approximately 3,100 meters (approximately 2 miles) have been developed into four entertainment attractions, including: (i) the “Underground Water Drifting” attraction; (ii) the “Electric Slide Car” attraction; (iii) the “Battery Vehicle” attraction; and (iv) the “Strop Ropeway” attraction.  Revenue is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  An admission ticket is for general access to the “Underground Grand Canyon” tourist destination.  Visitors are charged additional fees for the entertainment attractions in and around the Underground Grand Canyon.”

2.           Significant Accounting Policies

General

57. Based on your disclosure on page 6 of your Form 8-K, we note you have spent approximately $12 million to improve the infrastructure and facilities at the Underground Grand Canyon.  Please revise your accounting policy for infrastructure and facilities improvements.

RESPONSE: The disclosure in “Note 2 – Significant accounting policies – Property, plant and equipment, net” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 and as of and for the six months ended June 30, 2010 and 2009 has been revised to read as follows to revise the accounting policy for infrastructure and facilities improvements.

“Maintenance and repairs are charged directly to expense as incurred, whereas betterments and capital expenditures for infrastructure and facilities improvement are generally capitalized in their respective property accounts.  When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected in current operations.  For all periods presented in the statement of operations and comprehensive income, certain labor charges normally capitalized were charged to operating expenses as the Group was unable to adequately separate these costs.”

John Reynolds, Assistant Director
January 3, 2011

Land Use Rights, net, page 9

58. We note your policy of amortizing land use rights on a straight-line basis over the 30-year term of the agreement.  However, we note your disclosure on page 16 of your Form 8-K indicating that your land use rights have varying lives.  Please revise to reconcile this apparent inconsistency and provide complete disclosures required by FASB ASC 350-30-50-2.

RESPONSE: The disclosure in “Note 2 – Significant accounting policies – Land use right, net” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 and as of and for the six months ended June 30, 2010 and 2009 has been revised as follows to delete reference to the 30 year term used for amortization of land use rights.

“Land use rights are recorded at cost less accumulated amortization.  Amortization is provided over the term of the land use right agreement on a straight-line basis.”

The following disclosure has been added in “Note 5 – Land occupancy rights” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 to provide the amount of amortization recorded during each fiscal year, as well as the estimated amortization expense for each of the five succeeding fiscal years.

“During the years ended December 31, 2009 and 2008, amortization expense was $2,483 and $2,396, respectively.  The estimated amortization expense for each of the five succeeding fiscal years from 2009 is approximately $10,000 each year.”

The following disclosure has been added in “Note 5 – Land occupancy rights” in the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009 to provide the amount of amortization recorded during each period, as well as the estimated amortization expense for each of the five succeeding fiscal years.

“During the six months ended June 30, 2010 and 2009, amortization expense was $1,897 and $1,192, respectively.  The estimated amortization expense for each of the five succeeding fiscal years from 2009 is approximately $10,000 each year.”

John Reynolds, Assistant Director
January 3, 2011

Revenue Reconciliation, page 10

59. We reviewed your revenue recognition policy disclosure listing the four criteria outlined in SAB 104.  Please revise your disclosure to elaborate upon how each of these criteria specifically applies to each of your revenue streams (e.g. disclose how persuasive evidence of an arrangement is demonstrated).  In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

RESPONSE: The disclosure under “Note 2 – Significant accounting policies – Revenue recognition” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 and as of and for the six months ended June 30, 2010 and 2009 has been revised to read as follows to provide additional information regarding how we recognize revenue.

“Revenue of the Group is generated from admission tickets, water drifting attraction fees, rail car fees and other fees and services, including battery vehicle fees, strop ropeway fees and parking fees.  Revenue is recognized when the service has occurred and payment has been received from visitors.  An admission ticket entitles the visitor to a one-time admission to the Underground Grand Canyon and entertainment attraction fees entitle the visitor to a one-time usage of the particular entertainment attraction.  No weekly, monthly or other annual or season type passes are offered to the Underground Grand Canyon.  Admission ticket prices and entertainment attraction fees are generally collected immediately prior to the visitor entering the Underground Grand Canyon and, as a result, revenue is recognized when the service has occurred and payment has been received from visitors.  Revenue is recorded net of relevant taxes.”

60. Please tell us whether revenues are presented gross or net of taxes.  If taxes are presented on a gross basis and are significant, please disclose those taxes included in your financial statements for all periods presented.  Refer to FASB ASC 605-45-50-4.

RESPONSE: Please refer to our response to comment #59 above that indicates that we record revenue net of taxes.

7.           Income Tax, page 14

61. Please revise to provide complete income tax disclosures as required by FASB ASC 740-10-50.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: The following disclosure has been added to “Note 7 – Income tax” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 to include additional information regarding our tax position and our provision for income taxes.

“As of December 31, 2009 and 2008, the Company is not in any uncertain tax positions and thus has no accrued interest and penalties related to those matters.  The differences between U.S. GAAP net income and PRC taxable income are considered as permanent differences and thus the Company did not record any deferred taxes.

The components of the provision for income taxes are:

	Fiscal Year Ended December 31
	2009	2008
Current taxes-PRC	$580	$329
Deferred taxes	-	-
	$580	$329

In addition, the following disclosure has been added to “Note 9 – Income tax” in the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009 to include additional information regarding our tax position and our provision for income taxes.

“As of June 30, 2010 and 2009, the Company is not in any uncertain tax positions and thus has no accrued interest and penalties related to those matters.  The differences between U.S. GAAP net income and PRC taxable income are considered as permanent differences and thus the Company did not record any deferred taxes.

The components of the provision for income taxes are:

	Six months ended June 30, (Unaudited)
	2010	2009
Current taxes-PRC	$293	$345
Deferred taxes	-	-
	$293	$345

John Reynolds, Assistant Director
January 3, 2011

8.           Related Party Transactions

(2) – Guarantees, page 16

62. Please revise to provide complete disclosures of your guarantees as required by FASB ASC 460-10-50-4.

RESPONSE: The disclosure under “Note 8 – Related-party transactions – Guarantees” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 has been revised to read as follows to provide additional information about the loan for which Long Fortune’s PRC subsidiary has guaranteed the obligation of a third party.

“Pursuant to the Guarantee Contract, dated March 14, 2008, between Longkong and the Agricultural Development Bank of China, Junan Branch (“Agricultural Bank”), Longkong has guaranteed a loan by Agricultural Bank to Junan Tianma Island Travel Development Co., Ltd. (“Tianma Island”), a company controlled by Zhang Shanjiu, a director of the Company.  The loan bears interest at a rate of 7.83% per annum and is due March 13, 2014.  Periodic payments of $732,000, $732,000, $1.2 million, $1.5 million and $1.8 million are due by Tianma Island on March 13, 2010, March 13, 2011, March 13, 2012, March 13, 2013 and March 13, 2014, respectively.  The balance due of the loan at December 31, 2009 was $5.9 million, which is the maximum potential amount of future payments that Longkong could be required to make under the guarantee.  The guarantee provided under the Guarantee Contract expires upon the payment in full of the loan.  Longkong will be required to make payment under the guarantee if Tianma Island fails to make a payment when due.  In such circumstance, Longkong will have recourse against Tianma Island for the full amount of the payment made on its behalf.  This obligation, however, is not secured by any assets or funds of Tianma Island.  Longkong’s guarantee to Agricultural Bank is not secured by any assets or funds of Longkong.”

In addition, the disclosure under “Note 10 – Related-party transactions – Guarantees” in the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009 has been revised to read as follows to provide additional information about the loan for which Long Fortune’s PRC subsidiary has guaranteed the obligation of a third party.

“Pursuant to the Guarantee Contract, dated March 14, 2008, between Longkong and the Agricultural Development Bank of China, Junan Branch (“Agricultural Bank”), Longkong has guaranteed a loan by Agricultural Bank to Junan Tianma Island Travel Development Co., Ltd. (“Tianma Island”), a company controlled by Zhang Shanjiu, a director of the Company.  The loan bears interest at a rate of 7.83% per annum and is due March 13, 2014.  Periodic payments of $736,000, $1.2 million, $1.5 million and $1.8 million are due by Tianma Island on March 13, 2011, March 13, 2012, March 13, 2013 and March 13, 2014, respectively.  The balance due of the loan at June 30, 2010 was $5.2 million, which is the maximum potential amount of future

John Reynolds, Assistant Director
January 3, 2011

payments that Longkong could be required to make under the guarantee.  The guarantee provided under the Guarantee Contract expires upon the payment in full of the loan.  Longkong will be required to make payment under the guarantee if Tianma Island fails to make a payment when due.  In such circumstance, Longkong will have recourse against Tianma Island for the full amount of the payment made on its behalf.  This obligation, however, is not secured by any assets or funds of Tianma Island.  Longkong’s guarantee to Agricultural Bank is not secured by any assets or funds of Longkong.”

9.           Commitments, page 16

63. Please revise to disclose rental expense for each period for which an income statement is presented in accordance with FASB ASC 840-20-50-1.

RESPONSE: The following disclosure has been added to “Note 10 – Commitments – Operating leases” in the financial statements of Long Fortune as of and for the fiscal years ended December 31, 2009 and 2008 to include rental expense for such periods.

“Rental expense for operating leases amounted to $0.02 million and $0.02 million for the years ended December 31, 2009 and 2008, respectively, and has been recorded in costs and expenses.”

In addition, the following disclosure has been added to “Note 12 – Commitments – Operating leases” in the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009 to include rental expense for such periods.

“Rental expense for operating leases amounted to $0.01 million and $0.01 million for the six months ended June 30, 2010 and 2009, respectively, and has been recorded in costs and expenses.”

Exhibit 99.2

Interim Financial Statements for the Six Months Ended June 30, 2010 and 2009

General

64. Please revise your interim financial statements, as necessary to address the applicable comments above to the financial statements for the years ended December 31, 2009 and 2008.

John Reynolds, Assistant Director
January 3, 2011

RESPONSE: Please refer to our responses to comments #52 through #63 above for the revised disclosures made to the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009.

2.           Significant Accounting Policies

Revenue Reconciliation, page 9

65. Based on your disclosure on page 16, we note that your revenues are subject to seasonal variations and that interim results may not be indicative of the estimated results for a full fiscal year.  Please revise your disclosure to state so.  Refer to ASC 270-10-45-11.

RESPONSE: The following disclosure has been added to the financial statements of Long Fortune as of and for the six months ended June 30, 2010 and 2009 to provide additional information regarding the seasonal variations in our revenue.
“8.  Revenue

Revenue for the six months ended June 30, 2010 and 2009 was $4.7 million and $4.7 million, respectively.  The Group’s revenues are subject to seasonal variation and accordingly interim results may not be indicative of the estimated results for a full fiscal year.  Revenue for the twelve months ended June 30, 2010 and 2009 was $9.9 million and $8.5 million, respectively.”

10.           Subsequent Events, page 19

66. We note your disclosure related to the Greentree letter and the agreement with Greentree Financial Group filed as Exhibit 10.50 of this Form 8-K.  Please tell us whether Greentree Financial Group performed the services under this agreement or whether this agreement was terminated.  In connection with your response, please disclose any amounts recorded related to this dispute for the financial statement periods presented.

RESPONSE: No material services were provided by Greentree Financial Group, Inc. (“Greentree”) under the Exclusive Service Agreement, dated September 1, 2010 (the “Service Agreement”) and the Service Agreement has not been terminated.  In the letter we received from Greentree on October 22, 2010, it is alleged that Greentree is entitled to receive: (i) 5% of our issued and outstanding shares of common stock, subject to anti-dilution provisions; (ii) warrants to purchase 200,000 shares of our common stock at an exercise price of $2.00 per share, exercisable for three years; and (iii) the reimbursement and payment of all past, current and future out-of-pocket expenses, including, but not limited to, legal fees.  No payment has been made to Greentree.

John Reynolds, Assistant Director
January 3, 2011

Form 10-K

67. Please confirm that in future filings you will include the signature of your controller or principal accounting officer as required by Form 10-K.  See General Instruction D.2 to Form 10-K.

RESPONSE: In future filings, we will include the signature of our controller or principal financial accounting officer as required by Form 10-K.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Form 8-K or any of our responses to the Comment Letter, please do not hesitate to contact Jeffrey Rinde of Blank Rome LLP, our outside legal counsel, at (212) 885-5335 (fax (917) 332-3009).

John Reynolds, Assistant Director
January 3, 2011

Sincerely,

BTHC XV, INC.

By:	/s/ Zhang Shanjiu
Zhang Shanjiu
Chairman, President and Chief Executive Officer

cc:    Timothy French, Blank Rome LLP ((215) 569-5394) (fax (215) 832-5394))